New York Northern California Washington DC São Paulo London	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

April 24, 2023

VIA EDGAR

Mr. Raymond Be

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Six Circles Trust

Post-Effective Amendment No. 44 to Registration Statement on Form N-1A filed on February 7, 2023 (File Nos. 333-225588, 811-23325) (the “Registration Statement”)

Dear Mr. Be:

On behalf of Six Circles Trust (the “Registrant”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement. The Staff’s comments were conveyed to the Registrant telephonically on March 27, 2023. Below are the Staff’s comments and the Registrant’s responses thereto. Where revisions to the Registration Statement are referenced in the Registrant’s responses, such revisions will be included in Post-Effective Amendment No. 46 (the “Amendment”), which will be filed by the Registrant pursuant to Rule 485(b).

1.	Supplementally, please provide a completed fee table prior to effectiveness.

Response: Please see completed fee table below:

ANNUAL FUND OPERATING EXPENSES (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1,2]	0.75%
Distribution (Rule 12b-1) Fees	NONE
Other Expenses[3]	0.05%

Total Annual Fund Operating Expenses	0.80%
Fee Waivers and Expense Reimbursements[1,2]	(0.51%)

Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursement[1,2]	0.29%

1

The Fund’s adviser, J.P. Morgan Private Investments Inc. (“JPMPI”) and/or its affiliates have contractually agreed through at least 04/30/2024 to waive any management fees that exceed the aggregate management fees the adviser is contractually required to pay the Fund’s sub-advisers. Thereafter, this waiver will continue for subsequent one-year terms unless terminated in accordance with its terms. JPMPI may terminate the waiver, under its terms, effective upon the end of the then-current term, by providing at least ninety (90) days prior written notice to the Six Circles Trust. The waiver may not otherwise be terminated by JPMPI without the consent of the Board of Trustees of the Six Circles Trust, which consent will not be unreasonably withheld. Such waivers are not subject to reimbursement by the Fund.

2

Additionally, the Fund’s adviser has contractually agreed through at least 04/30/2024 to reimburse expenses to the extent Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, if any, dividend and interest expenses related to short sales, brokerage fees, interest on borrowings, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 0.95% of the average daily net assets of the Fund (the “Expense Cap”). An expense reimbursement by the Fund’s adviser is subject to repayment by the Fund only to the extent it can be made within thirty-six months following the date of such reimbursement by the adviser. Repayment must be limited to amounts that would not cause the Fund’s operating expenses (taking into account any reimbursements by the adviser and repayments by the Fund) to exceed the Expense Cap in effect at the time of the reimbursement by the adviser or at the time of repayment by the Fund. This expense reimbursement is in effect through 04/30/2024, at which time the adviser and/or its affiliates will determine whether to renew or revise it.

3	“Other Expenses” are based on actual expenses incurred in the most recent fiscal year.

2.	Supplementally explain how the use of the subsidiary is consistent with Regulation S.

Response: Certain types of accredited investors can form an offshore affiliate for the purpose of investing in unregistered securities. Accordingly, if a fund registered under the Investment Company Act that is an accredited investor, such as the Fund, organizes and owns a subsidiary in a foreign jurisdiction such as the Cayman Islands, such Cayman subsidiary would not be a U.S. person as defined under Regulation S, notwithstanding the fact that the Fund is itself a U.S. person.

Two general conditions of the Regulation S safe harbor are that (i) the offer and sale of securities must be made in an “offshore transaction” and (ii) there are no “directed selling efforts” in the United States. The Regulation S safe harbor also is available when the offer or sale is made to a discretionary account (other than an estate or trust) held by a U.S. professional fiduciary for the benefit of a non-U.S. person. Such offers and sales of securities are deemed to be “offshore transactions” and contacts with such fiduciaries are permitted under Regulation S without being considered “directed selling efforts”. See Rule 902(h)(3), 902(k)(2)(i) and 902(c)(3)(ii). Accordingly, if offers and sales of securities are made to a discretionary account managed by the Adviser and a U.S. sub-adviser (such as PIMCO) as U.S. professional fiduciaries for the benefit of the Fund’s Cayman subsidiary, which is a non-U.S. person, such offers and sales would be deemed to occur in offshore transactions without directed selling efforts and thus fall within the safe harbor.

3.	In an appropriate location in the registration statement:

(a)	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the subsidiary.

Response: The Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

The Registration Statement has been revised accordingly as set forth below:

“Investment Policies” section- SAI Part I

“The Fund may pursue its investment objective by investing in Six Circles Credit Opportunities Fund (Cayman) Ltd., a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). The Subsidiary is advised by JPMPI and sub-advised by PIMCO, and will generally be subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund. The Subsidiary will be managed pursuant to the existing compliance policies and procedures that have been adopted by the Fund. As a result, in managing the Subsidiary’s portfolio, JPMPI and PIMCO are subject to the same investment policies and restrictions that apply to the management of the Fund, and in particular, to the requirements relating to portfolio leverage, liquidity, brokerage and the timing and method of valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. The Fund and the Subsidiary will test for compliance with investment restrictions on a consolidated basis. By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The investments held by the Subsidiary are generally similar to those held by the Fund and are subject to the same risks that apply to similar investments if held directly by the Fund. See “Investment Strategies and Policies—Investments in the Subsidiary” in Part II of this SAI for a more detailed discussion of the Subsidiary.”

(b)

Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own for purposes of Section 18.

Response: The Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Please refer to the Registration Statement revisions provided in response to comment 3(a) above.

(c)

Disclose that any investment adviser to the subsidiary complies with the provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act.

(i)	Any investment advisory agreement between the subsidiary and an investment adviser is a material contract that should be included as an exhibit to the registration statement.

(ii)	If the same person is an adviser to the fund and to the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund and subsidiary advisory agreements may be combined.

Response: The Fund confirms that each investment adviser to the Subsidiary will comply with the provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund (although we do not believe that the Subsidiary is a registered investment company). The Fund notes that, for purposes of this response, the Board of Trustees of the Fund, rather than the board of directors of the Subsidiary, will be responsible for taking any actions or fulfilling any obligations under Section 15 of the 1940 Act with respect to the Subsidiary’s investment management agreements.

The Registration Statement has been revised accordingly as set forth below:

“The Fund’s Management and Administration – The Fund’s Investment Adviser and Sub-Advisers” section

“The Fund may pursue its investment objective by investing in the Subsidiary. The Subsidiary has entered into a separate contract with JPMPI whereby JPMPI provides investment advisory services to the Subsidiary (the “Subsidiary Advisory Agreement”) and JPMPI has entered into a separate contract with PIMCO whereby PIMCO provides investment sub-advisory services to the Subsidiary (the “Subsidiary Sub-Advisory Agreement”). In recognition of the fact that contractual advisory and sub-advisory fees are already charged for JPMPI’s and PIMCO’s investment management services to the Fund (which includes the Subsidiary investment), respectively, no additional fees are payable to JPMPI or PIMCO for the services rendered pursuant to the Subsidiary Advisory Agreement and Subsidiary Sub-Advisory Agreement, respectively. JPMPI and PIMCO will comply with the provisions of Section 15 of the 1940 Act with respect to such Subsidiary’s investment advisory contracts.”

Additionally, any such investment advisory contract will be filed as an exhibit to the Amendment.

(d)	Disclose that the subsidiary complies with the provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17).

(i)	Identify the custodian of the subsidiary, if any.

Response: The Subsidiary, together with the Fund, will comply with the Investment Company Act’s provisions relating to affiliated transactions and custody of its assets (Section 17). Brown Brothers Harriman & Co. will serve as the custodian of the assets of the Subsidiary.

The Registration Statement has been revised accordingly as set forth below:

“The Fund’s Management and Administration – The Fund’s Custodian” section

“Brown Brothers Harriman & Co. serves as the custodian (the “Custodian”) of the assets of the Fund. The Custodian’s responsibilities include safeguarding and controlling the Fund’s cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on the Fund’s investments. The Custodian does not determine the investment policies of the Fund or decide which securities the Fund will buy or sell. The Custodian will also be providing the Fund a cash management sweep service. The Custodian will also serve as custodian of the assets of the Subsidiary.”

(e)	Disclose the subsidiary’s principal investment strategies and risks that constitute principal investment strategies or risks of the Fund.

Response: The Registrant confirms that the principal investment strategies and principal risks disclosed in the Registration Statement with respect to the Fund include the principal investment strategies and principal risks of the Subsidiary.

(f)

Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Subsidiary and its board of directors will agree to inspection of its books and records by the staff of the Securities and Exchange Commission. Such books and records will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

4.	Supplementally, explain how the Fund would invest directly in Regulation S securities.

Response: The Fund, although a “U.S. person” for purposes of Regulation S, could potentially still invest in securities issued pursuant to Regulation S, such as either (1) in private secondary market transactions after the end of the distribution compliance period, if applicable to such securities under Regulation S or (2) in Category 1 primary offerings under Regulation S, which are not restricted to purchases by non-U.S. persons as long as the purchase occurs in an offshore transaction without directed selling efforts in the United States (which could be the case if, e.g., an offshore sub-adviser to the Fund caused it to purchase such securities in an offshore offering).

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland
Gregory S. Rowland

cc:	Abby L. Ingber, J.P. Morgan Private Investments, Inc.

5